[redacted]

15046982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Landmark Square, Suite 620
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael H. Finnell, Managing Principal (203) 588-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael H. Finnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE A. DORVIL
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2015

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Year Ended December 31, 2014

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Year Ended December 31, 2014

MIT ASSOCIATES, LLC

Year Ended December 31, 2014

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants | Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Members
MIT Associates, LLC

We have audited the accompanying financial statements of MIT Associates, LLC (the Company) (a Connecticut corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 contained on page 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

February 25, 2015
Shelton, Connecticut

MIT ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Current assets:	
Cash	**$ 205,451**
Accounts receivable	**47,964**
Prepaid expenses	**23,743**
Total current assets	**277,158**
Property and equipment	**2,496**
Security deposit	**6,520**
Total Assets	**$ 286,174**
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	**$ 29,055**
Commitments (Note 3)	
Members' equity	**257,119**
Total Liabilities and Members' Equity	**$ 286,174**

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenue:	
Fee income	$672,344
Expenses:	
Office payroll	560,600
Insurance	97,437
Payroll taxes	37,632
Third party service providers	30,990
Occupancy costs	26,934
Professional fees and consulting	14,553
Technology, data and communication	10,733
Bad debt expense	9,243
Travel and entertainment	8,887
Office expenses	7,171
Licenses and permits	5,867
Broker fees	4,440
Computer support services	3,146
Miscellaneous	2,776
Depreciation and amortization	1,885
Dues and subscriptions	1,395
Conferences, seminars and meetings	650
	824,339
Loss from operations	(151,995)
Other income:	
Interest and other income	2
Net loss	($151,993)

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2014	$ 409,112
Net loss	(151,993)
Members' equity, December 31, 2014	$ 257,119

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	**($151,993)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	**1,885**
Changes in operating assets and liabilities:	
Accounts receivable	**281,635**
Prepaid expenses	**(21,851)**
Accounts payable and accrued expenses	**14,122**
Net cash provided by operating activities	**123,798**
Cash flows from investing activities:	
Security deposit	**(6,520)**
Net cash used in investing activities	**(6,520)**
Net change in cash	**117,278**
Cash, beginning	**88,173**
Cash, ending	**$205,451**

See notes to financial statements.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

In 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

1. **Description of the Company and summary of significant accounting policies** (continued):

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line method and over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax purposes.

Revenue recognition:

Management fee, finder fee, and performance fee revenue is recognized in the period in which the fee is earned.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from date of filing. Consequently, income tax returns for years prior to 2011 are no longer subject to examination by taxing authorities.

2. **Property and equipment:**

	December 31 2014
Office equipment	**$ 37,548**
Furniture and fixtures	**76,858**
	114,406
Less accumulated depreciation	**(111,910)**
	$ 2,496

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

3. **Commitments:**

Lease:

In December 2014, The Company entered into a non-cancellable lease for office space, jointly and severally with two other companies, commencing in March 2015 and expiring in September 2025. The lease contains a provision for future rent increases and provides for rent abatement through September 2015.

The Company share (approximately 23%) of the required monthly base rent is approximately $3,300, plus additional amount for property taxes and maintenance.

In accordance with ASC No. 840 (Leases), The Company will record monthly rent expense equal to the total of the payments due over the lease term, divided by the number of month of the lease term. In connection with the lease, a security deposit and first month rent of $9,800 was required and paid in December 2014.

Future minimum lease payments under the non-cancellable operating lease follows:

Year Ending December 31:

2015	$ 9,800
2016	39,300
2017	39,900
2018	40,600
2019	41,200
Thereafter	249,700
	$420,500

Rent expense was $26,900 in 2014.

4. **Concentrations:**

In 2014, 80% of revenues were earned from two clients.

5. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $176,567, which exceeded the minimum requirement of $5,000 by $171,567. The Company's ratio of total aggregate indebtedness to net capital was .16 to 1 in 2014.

7. **Reconciliation of members' equity and net income:**

A reconciliation of members' equity and net income previously reported to the Financial Industry Regulatory Authority (FINRA) to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 313,138	($ 26,964)	$ 286,174
Total liabilities	$ 29,055		$ 29,055
Total members' equity	$ 284,083	($ 26,964)	$ 257,119
Total revenue	$ 699,310	($ 26,964)	$ 672,346
Total expenses	$ 824,339		$ 824,339
Net loss	($ 125,029)	($ 26,964)	($ 151,993)
Net capital	$ 176,567		$ 176,567

The adjustments above were made to reduce revenue and accounts receivable to accurately report fourth quarter income for 2014 as a result of information obtained subsequent to initial filing.

8. **Subsequent events:**

Management has evaluated subsequent events through February 25, 2015, the date which the financial statements were available for issue.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2014

Credits:	
Members' equity	$257,119
Less non-allowable assets:	
Accounts receivable, net	47,793
Prepaid expenses	23,743
Property and equipment	2,496
Security deposit	6,520
	80,552
Net capital	176,567
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	5,000
Excess of net capital over minimum requirements	$171,567
Aggregate indebtedness:	
Accounts payable and accrued expenses	29,055
Total aggregate indebtedness	$ 29,055
Ratio of total aggregate indebtedness to net capital	.16 to 1

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2014, as amended.

DH
L&S
DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Members
MIT Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report from SEA Rule 15c3-3 in which MIT Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MIT Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) MIT Associates, LLC stated that MIT Associates, LLC met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. MIT Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MIT Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

MIT ASSOCIATES, LLC

Exemption Report from SEA Rule 15c3-3

Pursuant to SEA Rule 17a-5(d)(4), MIT Associates, LLC claims exemption from Rule 15c3-3 under the following provision:

- The Company met the identified exemption provisions in Rule 15c3-3(k) during the most recent fiscal year without exception (6/1/14-12/31/14).

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Signed: ______________________ 2/17/2015
Chief Executive Officer Date

Printed Name: MICHAEL H. FINNELL

DH LS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Members
MIT Associates, LLC
Stamford, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MIT Associates, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MIT Associates, LLC's compliance with the applicable instructions of Form SIPC-7. MIT Associates, LLC's management is responsible for MIT Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #5974 for $767 dated July 24, 2014 and check #6083 for $958 dated January 30, 2015), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065386 FINRA DEC
MIT ASSOCIATES LLC
1 LANDMARK SQ STE 620
STAMFORD CT 06901-2626

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Sussman,603-434-3594

2. A. General Assessment (item 2e from page 2) $ 1,658

B. Less payment made with SIPC-6 filed (**exclude interest**) (767)

7/21/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 891

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 891

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 958

H. Overpayment carried forward $(67)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIT ASSOCIATES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24TH day of February , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$672,346
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bad Debts Expense (Deductions in excess of $100,000 require documentation)	9,243
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	9,243
2d. SIPC Net Operating Revenues	$663,103
2e. General Assessment @ .0025	$1,658

(to page 1, line 2.A.)